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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a) NAME OF ISSUER (Please type or print) Sparton Corporation	(b) IRS IDENT. NO. 38-1054690	(c) S.E.C. FILE NO. 1-1000

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
425 N. Martingale Road, Suite 2050		Schaumburg	IL	60173	800	772-7866

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Gordon Madlock	(b) RELATIONSHIP TO ISSUER Officer	(c) ADDRESS STREET 425 N. Martingale Road Suite 2050	CITY Schaumburg	STATE IL	ZIP CODE 60173

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))

Common Stock	Cantor Fitzgerald & Co. 110 E59th Street New York, NY 10022	0134	12,500	$124,875(1)	10,205,780(2)	See Remarks Section under Table II	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1147 (02-08)

TABLE I—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	04/04/12	Exercise of an option to purchase common stock	Sparton Corporation	340	(3)	Cash

Common Stock	04/05/12	Exercise of an option to purchase common stock	Sparton Corporation	1,506	(3)	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold(4)	Gross Proceeds

Gregory Slome 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/05/12	2,770	$27,700.00

Michael Osborne 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/05/12	1,506	$15,060.00

Gordon Madlock 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/05/12	1,506	$15,060.00

Cary Wood 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/05/12	3,012	$30,120.00

Steven Korwin 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/05/12	1,506	$15,060.00

Michael Osborne 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/04/12	340	$3,400.00

Gordon Madlock 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/04/12	340	$3,400.00

Cary Wood 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/04/12	680	$6,800.00

Steven Korwin 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	04/04/12	340	$3,400.00

Robert Grimm 425 N. Martingale Road, Suite 2050 Schaumburg, IL 60173	Common Stock	02/10/12	3,102	$27,638.82

EXPLANATION OF RESPONSES:

1.	Based on the closing price of Sparton Corporation’s common stock on April 4, 2012 ($9.99).
2.	As reported on Sparton Corporation’s Form 10-Q for the quarter ended December 31, 2011 filed on February 7, 2012.
3.	The payment will be made to issuer on or before April 9, 2012 by Cantor Fitzgerald & Co. (“Cantor”) on behalf of Gordon Madlock.
4.	For all sales other than the sale by Mr. Grimm, the sales were made pursuant to Rule 10b5-1 plans regarding shares issuable under options set to expire on November 20, 2012.

REMARKS:

The sales of stock contemplated by the filing are to be made pursuant to a Rule 10b5-1 trading plan between Cantor Fitzgerald & Co. (“Cantor”) and Gordon Madlock dated March 30, 2012 (the “Plan”). The shares of common stock subject to the Plan are being acquired through the exercise of an option granted to Mr. Madlock that is set to expire on November 20, 2012. Under the Plan, Mr. Madlock intends to sell the shares on a periodic basis until termination of the Plan, which shall occur upon the earlier of the following: (i) the date that all of the shares authorized for sale under the Plan are sold; (ii) November 15, 2012; (iii) upon notice of termination sent by Cantor to Mr. Madlock; and (iv) 2 business days after Cantor’s receipt of notice of death of Mr. Madlock or of the commencement of any proceedings in respect of or triggered by his bankruptcy or insolvency.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any materiel adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

April 5, 2012 DATE OF NOTICE	/s/ Carrie Leahy (SIGNATURE) Carrie Leahy, Attorney-in-Fact by Power of Attorney

March 30, 2012 DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)